UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of November 2025

Commission File Number: 001-38164

CALEDONIA MINING CORPORATION PLC

(Translation of registrant's name into English)

2 Mulcaster Street

St Helier

Jersey JE2 3NJ

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [ ]

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

New S-K 1300 Technical Report Study for the Bilboes Gold Project

Caledonia Mining Corporation Plc (Caledonia) announces the publication of a new Technical Report Summary (TRS) titled “Bilboes Gold Project Technical Report Summary” on the Bilboes Gold Project, Zimbabwe (Bilboes or the Project), prepared by DRA Projects (Pty) Ltd (DRA) in accordance with Subpart 1300 and Item 601(b)(96) of Regulation S-K, as adopted by the United States Securities and Exchange Commission (S-K 1300), with an effective date of 31 October 2025. The results of the TRS are summarized below.

Report Purpose

Caledonia mandated DRA to complete the TRS to report a Feasibility Study (FS) on the Bilboes Gold Project, Zimbabwe. The purpose of the TRS is to report mineral resources and mineral reserves in accordance with S-K 1300, and to present the results of an FS for the implementation of open pit mining to recover the gold mineralization.

Project Location

The Bilboes properties are located in the Matabeleland North Province of Zimbabwe. The Isabella-McCays properties are situated approximately 80 km north of Bulawayo while Bubi is situated approximately 100 km north of Bulawayo. Bubi is 32 km due north-east of Isabella.

Bilboes has rights to three groups of claims covering an area of 2,731.6 ha that consist of four open-pit mining properties in Matabeleland North Province of Zimbabwe. These open pits are referred to as Isabela North; Isabela South; McCays and Bubi in the figure below.

N
W
E
S
ZIMBABWE
Harare
Victoria Falls
Hwange
Bubi
McCays
Isabella
Mutare
Gweru
Bulawayo
Masvingo
Gwanda
Blanket
Legend
City/ Town
Mine location
Main Road
0
100
200 km

Regional Location of the Bilboes Project

Permits

Bilboes has been operating in Matabeleland since 1989. It holds the necessary mining permits and complies with the terms of the Mines and Minerals Act and allied regulations with respect to all of their claims and in particular that all of the registration certificates are valid, and the protection certificates are up to date. Bilboes thus requires no further permits to explore or produce from the current operational areas, but further permits will be required for the proposed haul road between Bubi and Isabella plant.

A water usage study for the utilization of the Bafana dam as a water source will have to be included in an updated Environmental Impact Assessment (EIA) and water use license.

History

Initial exploration by Anglo American Corporation of Zimbabwe Ltd. (AMZIM) at Isabella allowed the estimation of a small oxide Resource and an open-pit and heap-leach mine was commissioned in 1989. Subsequent exploration extended life at Isabella and new discoveries were made at Bubi and McCays, which has yielded production of 9,191 kg of gold (295,500 oz) to December 2024. All mining has been from open pit oxide ore utilizing the heap leach extraction processing method.

Exploration for sulphide Mineral Resources began in 1994/95, with 17,650 m of exploratory drilling being completed by 1999, covering a strike length of 3,440 m.

A maiden Mineral Resource estimate for the sulphide Mineral Resources was completed by SRK Consulting in 2009, containing 4.75 Mt of Inferred Mineral Resources grading 3.49 g/t. This estimate used a 2.0 g/t cut-off for delineation of the mineral Resource estimation domains.

Geology and Resource Estimate

Geological Setting and Mineralization

The Bubi Greenstone Belt which consists of volcanic rocks of the Upper Bulawayan Group and capped by sedimentary sequences of the Shamvaian Group, all of which have been metamorphosed into felsic and mafic schists, underlies the Bilboes Properties. Gold deposits are concentrated at the interface between these two groups, where major structural breaks and splays provide pathways for hydrothermal vein mineralization.

Gold is associated with sulphides that is commonly found in hydrothermal systems. These include pyrite and arsenopyrite as major components, but copper, lead, zinc, antimony, are also present in some deposits. Common alteration associated with gold mineralization is silicification, with lesser sericite and chlorite alteration.

Deposit Types

Mineralization is hydrothermal and consists of silicified stockworks that host pyrite and arsenopyrite. The stockworks are characterized by a series of subparallel echelon zones. The gold is very finely dispersed within the sulphides and is refractory. All the deposits are oxidized with the sulphide interface occurring between 6 m and 50 m below surface.

Exploration

Soil sampling, trenching and geological mapping have been progressively conducted since exploration and oxide mining commenced in 1982. Soil sampling was used to identify areas for trenching and mapping. Trenches were sampled at 1 m to 2 m intervals. The assays were used to guide the interpretation and projection of oxide mineralization along strike and at depth. The assays from trench sampling were not used in grade estimation.

Ground Magnetics and Induced Polarization geophysical surveys have been conducted at Isabella, as part of the oxide ore exploration since 1996.

Drilling of the sulphides to provide data for the mineral resource estimate was done in three phases totalling 93,400 m. The first phase by AMZIM was between 1994 and 1999 and the second phase by Bilboes from 2011 to 2013. The latest drilling was from December 2017 to November 2018.

The third campaign focused on upgrading of the mineral resources from the Inferred and Indicated to Indicated and Measured categories.

Sample Preparation, Analysis and Security

During the drilling campaigns, all geological logging and sampling was conducted in accordance with Bilboes standard operating procedures which were adopted from AMZIM and enhanced over time to keep up with industry best practices.

Independent South African National Accreditation System accredited laboratories were used in the analyses of samples.

Performance Laboratories Zimbabwe Limited in Harare was selected as the primary laboratory. ZIMLABS and Antech Laboratories in Zimbabwe were used for check analyses.

Certified Reference Materials, blanks, field duplicates, coarse and pulp repeats were used for Quality Assurance Quality Control (QA/QC) purposes.

The Qualified Person (QP) has assessed the standard operating procedures together with the results of the QA/QC program and is of the view that these are adequate for the purposes of this TRS.

Data Verification

Before commencement of the 2017/2018 drilling campaign in addition to the Datamine™ software already in place, Bilboes acquired Fusion database software for the capture, storage and management of drill hole information. This software has built in data verification tools to minimize transcription errors. Bilboes standard operating procedure involves a thorough audit by a senior geologist of all drillholes geology and sampling logs, from data logging through to capturing into the database and QA/QC checks.

Each hardcopy log is audited and signed-off by a senior geologist prior to being used in modelling and estimation.

DRA visited the site during drilling and performed various checks to verify the integrity of the collar co-ordinates, logging and sampling procedures, and assay results and concluded that the data collection was consistent with industry standards.

Metallurgical Test Work

The metallurgical test work campaign was concluded in different phases over a period extending from September 2013 to March 2019 and involved various laboratories and consultants as outlined in the table below. The outcomes from the test work have been used to define the processing route, process design basis and gold recoveries.

Test work Program Outline

Phase	Test work Description	Done By	Supervision and Oversight	Date
1A	Sample characterization detailing mineralogical and chemical analysis	Mintek, South Africa	Bilboes, MMC and MDM Engineering	September 2013 to December 2013
1B	Comminution test work done on the two composites namely Composite 1 (Bubi ore) and Composite 2 (combination of Diana, Calcite, Castile, Maria and McCays ores)	Mintek, South Africa	Bilboes, MMC and MDM Engineering	January 2014 to April 2014
2	Selection of a process route covering gravity amenability tests, flotation optimization and treatment of the sulphide flotation concentrates via pressure oxidation, bio-oxidation (BIOX®) and ultra-fine grinding followed by cyanidation	Mintek and Suntech, South Africa	Bilboes and MMC	May 2014 to September 2014
3	Variability flotation tests and bulk flotation concentrate production for additional BIOX® and gold leach tests	Suntech and SGS, South Africa	Bilboes, Minxcon and MMC	October 2015 to August 2016
4A	Laboratory and Pilot plant test work campaigns on the different ore types to generate additional flotation kinetics and grind data, bulk concentrates for BIOX® pilot plants, flotation design parameters and validate flowsheet	MMC at the client's project site in Zimbabwe	Bilboes and DRA	April 2018 to September 2018
4B	Review, modelling and simulation of laboratory and pilot plant test results	EMC, South Africa	Bilboes, MMC and DRA	October 18 to March 19

Process Route Identification

Gravity amenability tests indicated poor gold recoveries and varied from 14% to 22% at 0.5% mass pull. Initial milling and flotation results indicated high gold recoveries of 89 - 97% with high mass pulls ranging 10 - 15%, low concentrate grades of 12 - 20 g/t Au and unacceptable high levels of carbonates in the range of 7 - 13% which were bound to negatively affect the down-stream gold recovery process. Gold dissolution from flotation concentrates using BIOX® provided 99% sulphide decomposition with 97% gold dissolution by cyanidation of the bio-residue.

Based on the test work and consideration of environmental impacts and risk minimization by adopting commercially established and proven processes, the process route identified for additional evaluation was flotation, pre-treatment of the concentrate by BIOX® followed by cyanidation.

Pilot Plant Test Work

The pilot plant test work was conducted over a period of six months from April 2018 to September 2018, utilizing 20t of the Isabella McCays ore and 15t of Bubi ore. The Isabella McCays ores gold recoveries ranged from 85.9% to 91.0% and the mass pulls ranged from 3.8% to 6.0% with a weighted average of 88.4% recovery and 5.0% mass pull. The Bubi ore recoveries ranged from 85.9% to 88.8% and mass pulls ranged from 7.8% to 15.2% with average of 87.5% recovery and 10.0% mass pull.

BIOX®

Test work was conducted in 2019 on ore samples from Isabella McCays and Bubi deposits to develop test work data to design a gold processing plant.

The BIOX® test work indicated the following:

•	An average BIOX® sulphide oxidation of 90% was achieved at a 6.5-day retention time and a feed slurry solids concentration of 20%,

•	This resulted in an average CIL gold dissolution of 95.7% on the BIOX® product solids,

•	The Batch amenability tests completed on the Bubi concentrate sample achieved sulphide oxidation levels in the range 97 – 98% and yielded gold dissolutions in the range 92.3% to 96.8%.

Mineral Resource Estimate

The previous mineral resource estimate (MRE) was effective 31 December 2023. The December 2023 MRE was constrained to a Lerchs-Grossmann pit shell using 0.9 g/t Au as the cut-off grade. Since then, there has been start-up mining and grade-control drilling at Isabella North, Isabella South and McCays. This October 2025 MRE therefore reflects an update of the additional geological data, and mining, as well as to reflect current metal prices and updated operational (mining and processing) parameters derived from the FS. The geological and mineral resource block models have been updated.

The TRS declared a MRE in terms of S-K 1300, which is summarized in the table below using a cut-off grade of 0.5 g/t Au and constrained inside a Lerchs-Grossman (LG) optimized pit shell using US$ 3,000 per ounce gold price.

Mineral Resource based on a 0.5g/t Au Cut-Off Grade

Property	Classification	Tonnes (Mt)	Au (g/t)	Ounces (koz)
Isabella South (ISBS)	Measured	0.1	1.42	2
	Indicated	1.4	1.68	78
	Total Measured and Indicated	1.5	1.67	80
	Inferred	2.0	1.76	113
Isabella North (ISBN)	Measured	0.2	1.07	6
	Indicated	1.6	1.68	88
	Total Measured and Indicated	1.8	1.63	93
	Inferred	4.3	1.86	255
Bubi	Measured	0.1	1.06	3
	Indicated	7.3	1.23	290
	Total Measured and Indicated	7.4	1.23	293
	Inferred	10.3	1.40	465
McCays	Measured	0.1	1.33	3
	Indicated	1.3	1.46	62
	Total Measured and Indicated	1.4	1.46	66
	Inferred	2.4	1.99	151
Totals (ISBS +ISBN+ Bubi + McCays)	Total Measured	0.4	1.16	15
	Total Indicated	11.7	1.37	517
	Total Measured and Indicated	12.1	1.37	532
	Total Inferred	18.9	1.62	984

S-K 1300 definitions observed for classification of mineral resources.

Mineral resources are reported in-situ.

Resources are constrained by a Lerchs-Grossman (LG) optimized pit shell using Whittle software.

Pit shells parameters assumed gold price at US$3,000 /oz, Recovery 83.6 % Isabella and McCays, 88.9%, Bubi. Ore cost, US$ 2.60/t for Isabella, McCays and Bubi. Waste US$2.00/t Isabella, McCays and Bubi. Processing cost US$ 22.26/t for Isabella & McCays and US$ 42.25/t for Bubi.

Mineral resources are not mineral reserves and have no demonstrated economic viability. The estimate of mineral resources may be materially affected by mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social, and governmental factors (Modifying Factors).

Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the inferred mineral resources will be upgraded to indicated or measured mineral resources, with further exploration.

Numbers may not add due to rounding.

Effective Date of Resource Estimate is 31 October 2025.

Mineral Reserve

The process to develop the mineral reserve estimate was as follows:

Open pit optimisation was undertaken on the measured and indicated mineral resources only.

The grades and tonnes of the mineral resource model have been modified by a mining / geological recovery and a mining dilution based on ore body geometry and mining methodology. The Mining Model contains undiluted ore tonnes and ore grade. An ore recovery of 92.5% and fixed dilution parameters of 20 cm of hanging wall and 20 cm of footwall (4% in Whittle) were applied in the Optimisations.

The Whittle optimisation software was used to perform the pit Optimisations. A range of operating costs and production parameters were applied. These are summarised below, along with the source of the information:

•	A two-year trailing gold price of $2,190/oz. A government royalty of 6.5% of revenue and a Refining/Selling Cost of 1% of revenue were then applied. This resulted in a Net Gold Price of $2,025.75/oz.

•	Pit slopes inter-ramp angles ranging from 30° to 55°. Resulting overall pit slopes account for access ramps where applicable.

•	Gold recovery ranging from 83.6% to 88.9% dependent on mining area and ore type being processed.

•	Processing throughput of 2.88 Mtpa for Phase 1 and 2.16 Mtpa for Phase 2.

•	Mining contractor costs based on budget submissions from Southern African based mining contractors.

•	Average annual processing cost per tonne of ore, inclusive of general / administration costs range from $22.26/t to $42.25/t for all oxides, transitional and fresh ores depending on processing parameters.

A sensitivity assessment was performed using gold prices of $2,409/oz and $1,971/oz. A gold price of $3,000/oz scenario assessment was also used to determine surface infrastructure boundaries to ensure that no potential future resource is sterilised. This indicated the optimal shell inventory (i.e., the size and shape of the optimal shell and therefore the ore and waste generated) was relatively robust for all mining areas.

Optimal shells (maximum profit) were selected for each deposit area based on a $ 2,190/oz gold price that were then used as the basis for pit designs. These shell selection criteria are relatively conservative.

A cut-off grade of 0.56 g/t (McCays, Isabella South and Isabella North) and 1.05 g/t (Bubi) based on project specific projected revenue and cost was applied to all Project resources to ensure tonnes milled generate enough revenue to cover costs.

The table below summarises the mineral reserve statement based on the work detailed above, undertaken as part of the Bilboes Gold Project.

Bilboes Gold Project Mineral Reserve Statement

Deposit	Classification	Tonnage (Mt)	Au Grade (g/t)	Ounces (koz)
McCays	Proven	0.5	2.80	44
	Probable	3.5	2.39	266
Isabella South	Proven	0.7	2.11	45
	Probable	3.2	2.24	233
Isabella North	Proven	1.2	2.30	89
	Probable	3.5	1.95	217
Bubi	Proven	1.2	1.92	73
	Probable	10.4	2.34	783
Total	Proven	3.5	2.21	251
	Probable	20.6	2.26	1,499
Grand Total	Probable + Proven	24.1	2.26	1,749

Note: All tonnes quoted are in-situ dry tonnes. Differences in the addition of deposit tonnes to the total displayed is due to rounding to one decimal place.

A cut-off grade of 0.56 g/t (McCays, Isabella South & Isabella North) and 1.05 g/t (Bubi) was applied based on project specifics. Pit shells parameters assumed gold price at US$2,190 /oz, Recovery 83.6 % Isabella and McCays, 88.9%, Bubi. Ore cost, US$ 2.60/t for Isabella, McCays and, Bubi. Waste US$2.00/t Isabella, McCays, and Bubi. Processing cost US$ 22.26/t for Isabella & McCays and US$ 42.25/t for Bubi.

The mineral reserve estimate has been classified and reported in accordance with U.S. Securities and Exchange Commission (SEC) S-K 1300.

The estimate of mineral reserves for the Bilboes Gold Project is not at this stage materially affected by any known environmental, permitting, legal, title, taxation, socioeconomic, marketing, political, or other relevant issues. Furthermore, the estimate of mineral reserves is not materially affected by any known mining, metallurgical, infrastructure, or other relevant factors.

Effective date for mineral reserves is 31 October 2025.

DRA Comments

DRA is confident that enough geological work has been undertaken, and sufficient geological understanding gained to enable the construction of an ore body model suitable for the derivation of mineral resource and mineral reserve estimates. DRA considers that both the modelling and the grade interpolation have been carried out in an unbiased manner and that the resulting grade and tonnage estimates should be reliable within the context of the classification applied. In addition, DRA is not aware of any metallurgical, infrastructural, environmental, legal, title, taxation, socio-economic, or marketing issues that would impact on the mineral resource, or reserve statements as presented.

Mining Methods

The Bilboes Gold Project consists of four mining areas containing between one to three pits each. These areas are labelled as McCays, Isabella South, Isabella North and Bubi in the figure below.

Bilboes Pits and Infrastructure

Based on the analysis of the engineering geological aspects of the investigated deposits which included rock mass characterization, hydrogeology, intact rock properties and structural geology, a geotechnical model comprising design parameters was developed. Using these design parameters; kinematic, empirical and limit equilibrium analysis was conducted to determine the optimal slope configuration for the various deposits.

Based on the analysis conducted, it is understood that the capacity of the slopes should be affected by the following:

•	Completely weathered benches should be a maximum of 3 m in height, and it is recommended that the material is pushed back from the crest,

•	For the transitional rock (highly to moderately weathered), by a combination of rock mass strength and adverse structural orientation. Inter-ramp heights of 60 m are achievable with inter-ramp angles between 45°and 50°,

•	For the unweathered rock benches adverse structural orientation should determine the slope angle which is achievable. Inter-ramp heights of 90 m are achievable with inter-ramp angles of between 50° and 55°, depending on the wall direction.

In the FS the previous base case was revalidated with Phase 1 being a 240 ktpm gold processing plant treating run of mine (RoM) material from Isabella and McCays (after a short ramp-up period) before being upgraded for a Phase 2 to treat RoM material from the Bubi pit at 180 ktpm.

The inputs to the whittle optimization include revenue related financial parameters, geotechnical parameters, various waste mining costs and the process plant throughput.

Geological losses of 2.5%, dilution of 4% and mining losses of 5% were used as input parameters.

The life of mine (LoM) schedule considers the blending requirement that a maximum of 50% of feed to be sourced from Isabella North and the remainder from Isabella South (preferred blend) or McCays. Irregular waste production profiles were smoothed to ensure the production profile is practically implementable.

Recovery Methods

Plant feed will be derived from two main mining areas, namely Isabella McCays and Bubi, with production throughput to be phased over LoM as described in each scenario.

Operations in the process plant can essentially be divided into the following sections:

•	Comminution (plant feed size reduction by crushing and milling to facilitate liberation of the mineral particles for subsequent downstream concentration),

•	Flotation (concentration of sulphides and gold into a small concentrate mass),

•	Biological oxidation - BIOX® (destruction of the sulphides in the concentrate using oxidizing bacteria to expose the gold particles for downstream recovery),

•	Carbon in leach (cyanidation leach of the BIOX® residue and recovery of the solubilized gold onto activated carbon),

•	Carbon treatment,

•	Electrowinning and smelting,

•	Tailings handling.

Further detail covering the test work and processing route can be found in the historical feasibility study reports. A simplified schematic flow diagram is presented below.

BILBOES PROCESSING FLOWSHEET
ORE RECEIVING
ROM Ore ex Mining Operations
ROM Pad
Primary Crusher
Secondary Crushers
CRUSHING & SCREENING
Crushed Ore Stockpile (COS)
Mill Feed Conveyor
Cyclone classifiers
MILLING & CLASSIFICATION
ROM Ball Mill
FLOTATION
Flotation Reagents
Roughers
Conditioner
Cleaners
Re-Cleaners
Scavengers
Process Water recycled to plant
Concentrate Thickener
Flotation Tailings
Process Water recycled to plant
Flotation Tailings Thickener
Flotation tailings to Neutralization
BIOLOGICAL OXIDATION
Nutrients
Air
Primary Reactors
Secondary Reactors
COUNTER CURRENT DECANTATION (CCD)
Stage 1 Thickener
Stage 2 Thickener
Stage 3 Thickener
Make up wash water
Flotation Tails Thickener U/F
Lime/ Limestone
NEUTRALISATION
Neutralised effluent to Water Recovery Thickener
Reactor Tanks
Water Recovery Thickener
Neutrlized tailings to Flotation Tails TSF
Lime Slurry
Cyanide Solution
CARBON IN LEACH (CIL)
Pulp Flow
Carbon Flow
CIL Tanks
Regenerated Carbon
Carbon Recovery Screen
carbon
carbon
carbon
Regeneration Kiln
HCl
Acid Wash Column
Elution Column
Caustic Soda / Water Eluant
BIOX tailings to BIOX TSF
Barren Eluant recycled to Elution circuit
Electrowinning Cells
Electrowon gold to Drying Oven
Drying Oven
Dried gold to Melting Furnace
Melting Furnace
Gold Doré Bars product
Doré Bars

Simplified Process Flow Diagram

SLR Consulting (Africa) (Pty) Ltd (SLR) were engaged to optimize the tailings storage facility (TSF) as a follow on to investigate a new concept design and associated costing based on a phased paddock approach. The objectives were to minimize initial capital outlay and delay further expenditure according to the two-stage build programme that aligned with the LoM production schedule.

Project Infrastructure

The overall site plan is presented below and includes major facilities of the Project including the Isabella North and South, McCays and Bubi open pits, gold processing plant, TSF, waste stockpiles, demarcated areas for mine buildings and accommodation facilities, main power line, and internal access and public roads.

Grid power will be supplied from the Zimbabwe National Grid by constructing a 70 km 132 kV Lynx line from Shangani Substation. To feed the line, a line bay will be constructed at Shangani. A mine substation will be constructed at Isabella.

The cost estimate received is for a 132 kV substation, equipped with a 40 MVA 132/33 kV step-down transformer.

Raw water will be provided from Bafana dam and the wellfield boreholes located across the mine license area. The Bafana dam water use will have to be included in an updated EIA and water use license application prior to project execution and prior operations.

Environmental

The Environmental and Social Impact Assessment (ESIA) and accompanying specialist studies were conducted in conformance with the relevant International Finance Corporation Performance Standards and associated guidelines and in compliance with the legal framework of Zimbabwe. The Environmental Impact Assessment (EIA) (SLR, 2019) identified the following potential environmental impacts:

•	The EIA (SLR, 2019) concluded that the proposed project presents several potential positive and negative impacts associated with the unmitigated scenario. With mitigation (in the residual impact scenario) some of the identified potential impacts can be prevented and the remainder can be managed and mitigated to remain within acceptable environmental limits so long as the mitigation set out in the Environmental and Social Management Plan (ESMP) is implemented and Bilboes develops, implements, and annually reviews the Environmental, Social and Safety Management System (ESSMS). Positive impacts can be enhanced by developing and implementing a Community Development Plan as set out in the ESMP.

•	Bilboes is committed to implementing mitigation measures within the ESMP together with the ESSMS which will be implemented as part of Bilboes on-going efforts to achieve continuous environmental improvement. The management system will contain plans and procedures to help manage environmental aspects and impacts and help ensure legal compliance. Requirements for post-closure monitoring to determine whether the mitigation and rehabilitation measures are effective would be incorporated into a final closure plan to be compiled for the operations prior to the commencement of decommissioning.

Project Permitting

An approved EIA is required in terms of the Environmental Management Act (Chapter 20:27) No. 13 of 2002 and the Mines and Minerals Act (Chapter 21:05) of 1996. The ESIA was undertaken for the project to satisfy the requirement and an ESIA Report was completed for submission to EMA within the first quarter of 2020. Thereafter, SLR held a public feedback meeting to disclose the findings of the ESIA Report to the identified stakeholders. A record of this disclosure process was compiled and submitted to EMA. An EIA certificate was issued to Bilboes for the project in February 2021 and was valid for two years to February 2023. From there after the EIA certificate has been renewed annually subject to conditions which include project update reports, compliance to Environmental Management Plans outlined in the ESIA Report and notification to EMA for any changes in the project likely to alter the project as stipulated in the ESIA Report. The current EIA certificate is valid until February 2026, and the renewal process will continue annually for the duration of the operations.

Other project related licenses/permits currently in use include explosives (purchase and storage), firearms, medicines control, public health (medical examination), water abstract and hazardous substances (importation, transportation, storage and use), solid waste disposal which are renewed quarterly or annually when become due. The conditions of renewal are limited to payment of applicable fees to the relevant statutory bodies.

Social and Community Related Requirements and Plans

An ESMP has been developed which contains the environmental, social and safety management and monitoring commitments that Bilboes will implement to manage the negative impacts and enhance the positive impacts identified in the EIA. This will include:

•	A Livelihoods Restoration Plan (LRP),

•	Several Corporate Social Responsibility (CSR) programmes,

•	Develop a fair and transparent labour, working conditions and recruitment policy,

•	A local procurement policy will be developed and implemented,

•	Develop a Stakeholder Engagement Plan,

•	Addressing the social or community impacts.

Mine Closure

Generally accepted “good international practice” mine closure methods were used as the basis for the conceptual closure plan, as well as for determining the unit rates for the various closure components used in the LoM liability calculation. The mine closure methods also conform to the statutory requirements of Zimbabwe EMA, who are the regulatory body.

Capital Costs

DRA has developed two distinct project phases which are delineated as follow:

•	Phase 1: Processing 240 ktpm of milled plant feed from the Isabella McCays mining area, scheduled for years 1 to 6,

•	Phase 2: Processing 180 ktpm of milled plant feed from the Bubi mining area, scheduled for years 6 to 10.

The estimate assumes that the project will be executed on an Engineering, Procurement, and Construction Management (EPCM) basis. Phase 2 of the study is presumed to be executed by the Owners team and EPCM costs have been excluded.

The mining peak funding costs are a combination of site establishment and pre-development during the production ramp up which consists of the first four months of production.

The capital estimate related to a C4 commission date is summarized below.

Capital Summary per Project Phase

Description	Grand Total	Sub Total Phase 1 (Million US$)	Sub Total Phase 2 (Million US$)
	(Million US$)
Mining	31.60	24.14	7.46
Process	221.21	182.83	38.38
Infrastructure	123.62	117.15	6.47
Tailings Storage Facility	89.44	61.66	27.78
Indirect Costs	68.05	64.62	3.43
Contingency	49.53	41.78	7.75
Total Project Costs	583.44	492.18	91.27

Operating Costs

The operating cost estimate has been completed from a zero base and presented in United States Dollar (US$). Costs associated with labour, materials and consumables have been included in this estimate. The base date for the Capital Cost Estimate (CCE) and Mining Contractor budget pricing is August 2025. The costs outlined below exclude any contingency allowances and are presented with an estimated accuracy range of ±15%.

Mining Contractor Costing

The average mining cost based on pricing received is US$ 2.83/t including the plant feed transport cost from all mining areas. The cost is market related and based on contract mining. The total average unit cost per annum related to all mined tonnes is illustrated in the figure below.

Unit Cost per Total Tonne Mined

Process Plant Operating Cost

Operating costs have been estimated and based on the production profile for LoM. Steady state costs are presented for Phase 1 and Phase 2 in the table below. Main drivers in costs include reagents and power which collectively account for more than 70% of total plant operating costs.

Description	Unit	Phase 1: 240 ktpm	Phase 2: 180 ktpm
RoM	t/a	2,880,000	2,160,000
Total variable	US$/t	16.78	30.19
Total fixed	US$/t	5.21	7.59
Unit cost	US$/t processed	21.99	37.78

General and Administration Cost

The general and administration cost (G&A) cost includes administrative personnel, general office supplies, safety and training, travel (both on site and off site), independent contractors, insurance, permits, fuel levies, security, camp power, camp costs, Information and Communication Technology (ICT), relocation, and recruitment.

Total G&A costs amount to US$6.5 M per annum in Phases 1 and 2.

Total Operating Costs Summary

The total operating costs have been estimated and based on the production profile over LoM. A summary of LoM operating costs is presented in the table below with all in sustaining cost (AISC) totalling US$1,061/oz Real.

LoM Operating Cost Summary

Area	LoM Total (US$ M Real)	LoM Average (US$ M p.a)	Unit Cost (US$ / oz)
Open-Pit Mining	564	52.5	373
Processing & Infrastructure	716	66.6	474
General & Administrative	70	6.5	46
Subtotal: Minesite Costs	1,349	126	893
Royalties (Government & Other)	153	14.1	101
Selling Expenses	57	5.2	37
Subtotal: Cash Cost	1,559	145	1,032
Sustaining Capital	12	1.1	8
Reclamation & Closure Cost	32	3.0	21
Other (Corporate G&A, Exploration, etc.)	0	0.0	0
TOTAL: AISC	1,603	149	1,061

The LoM average Total Cash Cost is US$1,032/oz (real 2025), which places the Project on the 50th percentile of primary gold producers globally1.

The Project’s AISC peaks in the years where there is a noticeable decrease in annual ounce production observed (2030, 2034-36, 2038-39) with the AISC breaking through the US$1,100/oz level in those years.

Market Studies

The Gold Trade Act empowers the Minister responsible for Finance to issue a Gold Dealers License which entitles entities to export and sell gold from Zimbabwe to customers of their choice. Prior to 1 June 2021, only Fidelity Gold Refinery (Private) Limited (FGR) had the Gold Dealership License and therefore all gold bullion was sold to FGR. With effect from 1 August 2021, all gold producers can directly sell any incremental production to customers of their choice using FGR’s license to export. Caledonia’s Blanket Mine is currently selling 70% of its gold to a customer of its choice outside Zimbabwe by exporting the gold using FGR’s license.

Sales proceeds from the exported gold are received directly into Blanket's bank account in Zimbabwe. Bilboes will be able to sell its gold directly to customers of its choice or to continue selling to FGR.

Bilboes is confident that it will be able to export and sell its gold production on similar terms as those currently in place between FGR and Blanket.

Economic Outcomes

The Project’s economic analysis is underpinned by information generated during the Feasibility Study, together with supporting technical and economic data from recognized external sources. Primary inputs include mineral resource and reserve estimates, mine designs, production schedules, metallurgical testwork, capital and operating cost estimates, as well as supporting infrastructure studies, which have been prepared by DRA.

In addition to project-specific data, macroeconomic assumptions have been developed with reference to widely recognized independent sources, including consensus gold price forecasts, consensus inflation rate and exchange rate projections, and published fiscal and regulatory frameworks applicable in Zimbabwe.

The valuation is based on the income approach, which integrates all technical, operational, and financial inputs to produce a life-of-mine discounted cash flow (DCF) model to derive the Project’s value. No other valuation methods have been employed in this analysis. A summary of the basis of value assumptions is provided the table below.

Basis of Valuation

Parameter	Disclosure
Effective Date	August 2025
Valuation Methodology	Income approach (DCF)
Reporting Currency	United States Dollar (US$)
Cash Terms	Real
Discount Rate	8% (US$ real, post-tax)
Gearing	100% equity-financed (unlevered)
Shareholding	100% project-based
Salvage Value / Terminal Value	None

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1 As per data from S&P Global’s Market Intelligence platform.

In addition to government mineral royalties, the Project has two royalty obligations to fulfil, relating to a 1% Net Smelter Return (NSR) royalty payable to the previous owners of the Project (Baker Steel Resources Limited) as well as a 0.5% NSR royalty payable to processing technology providers of the Project.

The Project generates a value accretive business case in all three of the gold price scenarios evaluated. Key financial outcomes are shown in the table below.

Project Economics Summary

Metric	Unit	Consensus Forecast Price	3-Year Trailing Average Price	Spot Price
Gold Price (Ave)	US$ / oz (Real)	2,548	2,350	3,648
Post-Tax NPV8% Real	US$ M	582	454	1,234
Post-Tax IRR	% Real	32.5	27.4	50.4
Payback Period[2]	Years	1.7	2.8	1.1
Peak Funding Required	US$ M (Real)	484	484	484
Value-Investment Ratio	Ratio	1.2x	0.9x	2.6x
Life of Mine (Active Years)	Years	10.8	10.8	10.8
Operating Margin	% Real	59.5	56.5	70.2

The pricing scenario, evaluated on a LoM average realised gold price of US$2,548/oz, yields the following key results:

•	Post-tax NPV8% Real of US$582 M at a post-tax IRR of 32.5%,

•	Payback period of 1.7 years, as measured from the date of first production,

•	Robust Value-Investment Ratio of 1.2X3,

•	Peak funding requirement of US$484 M (real),

•	Healthy operating margin of 59.5%.

Conclusions of DRA as the Qualified Person

Mineral Resource Estimate

•	The data collected during the exploration, drilling and sampling programmes, including surveying, drill hole logging, sampling, geochemical analysis, and data quality assurance, was done in a professional manner and in accordance with appropriate industry standards by suitably qualified and experienced personnel.

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2 As measured from the date of first ore processed / first revenue.

3 Defined as post-tax NPV / Peak Funding required.

•	The geological modelling and MRE were undertaken utilizing recognized deposit and industry strategies/methodologies for the type of deposit of the Bilboes Gold Project.

•	The mineral resource is constrained in an optimized pit shell. This together with the assumptions relating to mining, processing, infrastructure, and market factors supports the “reasonable prospects for eventual economic extraction”.

•	Based on an assessment including data quality and integrity, data spacing, confidence in the grade interpolation, confidence in the geological interpretation and confidence in the estimate, DRA believes the MRE is robust.

Mining Engineering

•	Both the modelling and the grade interpolation have been conducted in an unbiased manner and the resulting grade and tonnage estimates should be reliable within the context of the classification applied.

•	The open pit modelling is based on suitably supported assumptions and parameters and completed utilizing appropriate industry standards suitable for the Bilboes Project.

•	The economic modelling is supported by technical studies in mining, processing, infrastructure, environmental, social, and marketing. Based on the inputs from these disciplines, the financial model demonstrates an economically viable project.

Risk

A comprehensive quantitative risk assessment (QRA) highlighted specific elements to be managed closely at the beginning of the project phase and mainly include the following:

•	Project services – Onboarding of Contractors to be timeously executed and ensuring that the Owners team and EPCM are managing this process meticulously through dedicated personnel.

•	Procurement – Ensuring the Contractors appointed are competent and or Suppliers are reliable and paid according to performance and contract. This must also be managed closely by the EPCM logistics and procurement team with support from the Owners team.

•	The QRA further highlighted a capital contingency of 9.72% which is modelled as part of the sensitivity analysis.

•	The QRA process, consisting of the Project Definition Rating Index (PDRI), a Systemic Risk Assessment, an assessment of estimate and schedule variability, and a quantitative assessment of the risks identified in the risk register, which are then simulated using a Monte Carlo model. Based on the risks and variability identified in the QRA, the confidence level of the project’s cost estimates falls within the 15% range required for a FS.

Economic analysis

The FS demonstrates that the Project delivers strong economics across all tested gold price scenarios. At long-term consensus forecast prices, the project achieves a post-tax NPV8%Real of US$582 M, a post-tax IRR of 32.5%, and a rapid payback of 1.7 years.

Under the more conservative three-year trailing average price of US$2,350/oz, the project remains economically viable, with an NPV8%Real of US$454 M, an IRR of 27.4%, and a payback period of less than three years

Sensitivity Analysis

The sensitivity analysis highlights variables that are most likely to influence project value, namely discount rate, gold price, gold recovery, capital cost, and operating cost. The spider chart (refer to the figure below) shows the NPV distributions associated with these six key variables. Each variable is independently adjusted by +/- 30% (from the point estimate adopted in the FS) and the corresponding NPV is plotted to identify those variables for which the Project’s value is most sensitive.

It is evident the Project’s NPV8% Real is most sensitive to movements in gold price and recovery, followed by mine-site OPEX, discount rate, project CAPEX and then Sustaining CAPEX. It is also evident that the Project remains value accretive (NPV > 0) even at a 30% gold price reduction, with the breakeven gold price estimated at US$1,600/oz (real).

Sensitivity Analysis: NPV Spider Chart

An additional analysis was performed to assess the impact of execution schedule delays on the Project’s value, based on the results of the probabilistic quantitative risk assessment (QRA) conducted during the FS. The QRA indicated that there is a 20% probability that the execution schedule will be delayed by five months, which would result in an NPV and IRR reduction of US$63 M and 5.1% respectively. This necessitates the requirement for excellent planning and project management capability during the 33-month project C4 target date and execution window.

Recommendations

The following recommendations are meant to provide enhancements, cover the gaps and mitigate risks identified during the feasibility study. The costs associated with these recommendations will be incurred during the operational phase of the project and are included in the operational budget.

FS Geology and Resources

Develop an advanced grade control model prior to mining to enable a more accurate estimation of tonnage and grade and to get a better definition of oxide, transitional and sulphide oxidation boundaries for mine planning.

Develop a geo-metallurgical model which include critical elements and compounds that affect the BIOX® process which will be important for ore blending regimes.

Conduct further exploration during the operational phase to test the strike and depth extensions of mineralization.

Develop a regional geological model to enable targeting of new deposits in the rest of the Bilboes claims.

Mining

Conduct Whittle optimization studies at higher gold prices than used in the FS, to investigate potential for additional mineral reserves.

On-going geotechnical analysis is recommended during the operational phase for pit design optimisation to improve overall business economics.

Processing

Conduct further comminution testwork to optimise the crushing and milling layout and equipment selection during the FEED phase.

Conduct flotation testwork optimisation to validate recovery upsides.

Develop the skills base to effectively run the BIOX® operations.

Continuously monitor sulfur content during the operational phase for gold recovery optimisation.

Infrastructure and Civils

Optimise the infrastructure and civil designs with additional geotechnical information.

TSF

All tailings parameters and characteristics must be verified, assessed, and optimised prior to incorporation into the detailed design. A plan and schedule are in place to produce a representative tailings sample to confirm the waste classification of the tailings streams.

TSF stage capacities and starter wall heights will need to be optimised and aligned to the LoM production profile if it changes.

It is recommended that the Water Balance Model be actively maintained and updated throughout the project lifecycle.

Risks

Project services – Onboarding of contractors to be timeously executed and ensuring that the Owners team and EPCM are managing this process meticulously through dedicated personnel.

Procurement – Ensuring the contractors appointed are competent and or suppliers are reliable and paid according to performance and contract. This must also be managed closely by the EPCM logistics and procurement team with support from the Owners team.

Economic Analysis

TEM Maintenance: Periodic updates to the Techno-Economic Model (TEM) should be performed to maintain its integrity and assist with future options analysis.

Ore Blending & Metallurgical Recovery: The current TEM is based on a stockpiling strategy that only prioritizes gold grade from the various pits. However, the processing plant’s performance (i.e. recovery and throughput) is sensitive to movements in both deleterious element concentrations (e.g. sulfur) and physical ore properties (e.g. ore hardness) which is expected to vary month-to-month and by pit. A more sophisticated blending strategy should be developed and tested in the TEM to better manage these properties.

Operational Synergies: Together with the Blanket operation, approach key vendors to explore the potential benefit of, for example, bulk purchasing of reagents and consumables to drive down costs for the Project.

Refine Fiscal and Exchange Control Assumptions: Alternative fiscal terms (e.g. government free-carried interests) that might come into force and effect, should be proactively managed in the financial model as part of the ongoing scenario analyses employed by the management team. Furthermore, engagement with the Reserve Bank of Zimbabwe and relevant authorities should be prioritized to clarify the foreign-exchange surrender requirements and repatriation mechanisms applicable to gold exporters.

Closure and Rehabilitation: It is advisable to evaluate the potential cashflow implication to the Project if the Government of Zimbabwe adopts a similar policy position on closure costs to South Africa, i.e. requiring mining right holders to provide financial guarantees on day one sufficient to cover premature closure. Closure and rehabilitation costs will be evaluated on an annual basis, to ensure that the contingent liability associated with premature and LoM closure is kept current.

Environmental, Social, and Governance

Environmental and social issues are an integral part of the business and it is recommended that the company takes a proactive approach in mitigating the risks and impacts by adhering to regulatory compliance as well as relevant best practice requirements, and continually engaging the local community and key stakeholders prior to construction, and through operation and closure as recommended in the ESIA study.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CALEDONIA MINING CORPORATION PLC
(Registrant)

Date: November 24, 2025	/s/ JOHN MARK LEARMONTH
John Mark Learmonth
CEO and Director

EXHIBIT INDEX

Exhibit	Description

99.1	Bilboes Gold Project Technical Report Summary